EXHIBIT 99.1

Coastal.com to Participate in the 10th Annual Craig-Hallum Institutional Investor Conference on May 29, 2013

VANCOUVER, British Columbia, May 23, 2013 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com") (Nasdaq:COA) (TSX:COA), the leading online retailer of glasses, sunglasses and contact lenses, has been invited to participate in the 10th Annual Craig-Hallum Institutional Investor Conference. The event is being held on May 29, 2013 at the Minneapolis Marriott City Center in Minneapolis, Minnesota.

The conference format does not include a formal presentation. However, Coastal.com management will hold one-on-one meetings throughout the day on Wednesday, May 29, 2013.

For more information about the conference or to schedule a one-on-one meeting with Coastal.com management, contact your Craig-Hallum sales representative.

About Coastal Contacts

Coastal.com is one of the largest online retailers of vision care products in the world. Coastal.com empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal.com donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal.com designs, produces and distributes the largest selection of glasses and contact lenses on the Internet, including a unique combination of designer glasses, contact lenses, sunglasses, and vision care accessories. Coastal.com serves customers in more than 150 countries through the Coastal Contacts Inc. family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

CONTACT: Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         604.676.4498
         terryv@coastal.com
         or
         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com